UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 31, 2009

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                            Form 40-F  ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐                              NO  ☒

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date August 17, 2009	By:	/s/ J.C. STEFAN SPICER
J.C. Stefan Spicer
President & CEO

EXHIBIT INDEX
CENTRAL FUND OF CANADA LIMITED

Exhibit to Form 6-K for 3rd Quarter Press Release of Selected Financial Data August 18, 2009

Exhibit A:	Press Release of 3rd Quarter Financial Statements as of July 31, 2009.

EXHIBIT A
August 18, 2009

Central Fund of Canada Limited (symbols: NYSE Amex U.S. - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the three and nine months ended  July 31, 2009.

CENTRAL FUND OF CANADA LIMITED
Statement of Net Assets
(expressed in U.S. dollars, unaudited)

	July 31	October 31
	2009	2008
Net assets:
Gold bullion, at market, average cost $707,225,090 (2008: $526,252,976)	$1,101,473,626	709,313,709
Silver bullion, at market, average cost $602,091,235 (2008: $475,723,982)	799,383,050	450,336,352
Cash	1,023,350	1,470,435
Short-term deposits	59,302,420	45,498,877
Prepaid insurance, interest receivable and other	124,343	262,962
	1,961,306,789	1,206,882,335
Accrued liabilities	(1,859,998)	(1,358,756)
Dividends payable	-	(1,524,677)
Net assets representing shareholders’ equity	$1,959,446,791	1,203,998,902
Represented by:
Capital stock Class A shares issued: 184,967,713 (2008: 152,467,713)	$1,367,183,782	1,041,656,871
Common shares issued: 40,000 (2008: 40,000)	19,458	19,458
	1,367,203,240	1,041,676,329
Contributed surplus	541,981	4,693,182
Retained earnings inclusive of unrealized appreciation of holdings	591,701,570	157,629,391
	$1,959,446,791	1,203,998,902

Net asset value per share:
Class A shares	$10.59	7.90
Common shares	$7.59	4.90
Exchange rate: U.S. $1.00 = Cdn.	$1.0790	1.2165

Net asset value per share expressed in Canadian dollars:
Class A shares	$11.43	9.61
Common shares	$8.19	5.96

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its 2008 Annual Report and the accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the public offerings completed during the period and the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $755.4 million during the nine months ended July 31, 2009 as a result of the two public offerings completed on February 3, 2009 and April 16, 2009 as well as increases in gold and silver prices.

On August 13, 2009, the Company, through a public offering, issued 11,040,000 Class A shares for proceeds of $126,120,960 net of underwriting fees of $5,255,040. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $125,520,960.  The Company used the net proceeds from this public offering to purchase 69,342 fine ounces of gold at a cost of $67,404,584 and 3,467,086 ounces of silver at a cost of $52,595,695, both in physical bar form. The balance of $5,520,681 was retained by the Company in interest-bearing cash deposits for working capital purposes.

ENTRAL FUND OF CANADA LIMITED
Statement of Income
(expressed in U.S. dollars, unaudited)

	Nine months ended July 31		Three months ended July 31
	2009	2008	2009	2008
Income:
Interest	$317,590	688,206	$50,216	183,323
Change in unrealized appreciation of holdings	434,072,179	215,828,975	124,125,245	69,423,469
	434,389,769	216,517,181	124,175,461	69,606,792
Expenses:
Administration fees	2,755,238	2,444,251	1,029,723	845,688
Safekeeping, insurance and bank charges	1,200,313	1,204,281	456,437	432,038
Shareholder information	154,286	137,977	18,950	21,891
Directors’ fees and expenses	97,520	101,093	32,315	34,547
Stock exchange fees	96,508	97,209	31,822	32,591
Accounting fees	61,418	61,462	21,923	10,066
Registrar and transfer agent fees	55,343	60,511	17,822	22,581
Legal fees	46,159	95,447	5,823	4,153
Miscellaneous	934	909	294	275
Foreign currency exchange loss	1,072	1,851	581	700
Total expenses	4,468,791	4,204,991	1,615,690	1,404,530
Net income inclusive of the change in unrealized appreciation of holdings	$429,920,978	212,312,190	$122,559,771	68,202,262
Net income per share:
Class A shares	$2.56	1.69	$0.66	0.53
Common shares	$2.56	1.69	$0.66	0.53

The net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended July 31, 2009 was $122.6 million compared to $68.2 million for the comparative period in 2008.  For the nine months ended July 31, 2009, the net income (inclusive of the change in unrealized appreciation of holdings) was $429.9 million compared to $212.3 million for the same period in 2008.  Virtually all of the income respectively was due to the change in unrealized appreciation of holdings.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month end, increased during the three month period to $1,029,723 from $845,688 for the same period in 2008 and for the nine month period to $2,755,238 from $2,444,251 for the same period in 2008 as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets for the three-month period ended July 31, 2009 were 0.08%, compared to 0.09% for the same three-month period in 2008.  Expenses as a percentage of average month-end net assets for the nine-month period ended July 31, 2009 were 0.26%, compared to 0.29% for the same nine-month period in 2008.  For the twelve months ended July 31, 2009, this expense ratio was 0.35% compared to 0.39% for the prior twelve-month period in 2008.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices.  At July 31, 2009, the Class A shares of Central Fund were backed 97% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878